旭日企業有限公司
Glorious Sun Enterprises Limited
JEANSWEST 真維斯
(Incorporated in Bermuda with limited liability)
Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

September 30 , 2003

BY REGISTERED MAIL

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

03032687

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

SUPPL

03 OCT 21 AM 7:21

Attn: Mr. Frank Zarb

Dear Sirs

Re: Glorious Sun Enterprises Limited ("the Company") (Exemption No. 82-4581)

Pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, we hereby furnish the following documents: -

1. The Company's announcement dated August 15, 2003 regarding the connected transactions published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on August 18, 2003;

2. The Company's announcement dated September 4, 2003 regarding the interim results for the six months ended June 30, 2003 published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on September 5, 2003; and

3. The Company's 2003 Interim Report dated September 4, 2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing in English.

dlw 10/23

.../2

ltrs.doc/10

香港九龍觀塘巧明街九十七號旭日集團大廈二字樓
電話：（八五二）二二六三 三OOO　傳真：（八五二）二三四三 三二一七

旭日企業有限公司
Glorious Sun Enterprises Limited
JEANSWEST
真維斯
(Incorporated in Bermuda with limited liability)
Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

Please acknowledge receipt of the above documents by stamping and returning the enclosed copy of this letter to us.

Yours faithfully
For and on behalf of
Glorious Sun Enterprises Limited

Timon Liu
Company Secretary

Encl

c.c. Ms Kathy Jiang of The Bank of New York – w/o encl (kjiang@bankofny.com)
Mr Bryan Ho of The Bank of New York – w/o encl (bho@bankofny.com)
Ms Eugenia Lee & Ms Kammy Yuen of The Bank of New York, Hong Kong Branch – w/o encl (elee@bankofny.com, kyuen@bankofny.com)
Mr. Lawrence Kan of Glorious Sun Enterprises Limited – w/o encl

ltrs.doc/11

旭日企業有限公司
Glorious Sun Enterprises Limited
JEANSWEST 真維斯
(Incorporated in Bermuda with limited liability)
Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

September 30 , 2003

BY REGISTERED MAIL

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

03 OCT 21 AM 7:21

Attn: Mr. Frank Zarb

Dear Sirs

Re: Glorious Sun Enterprises Limited ("the Company") (Exemption No. 82-4581)

Pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, we hereby furnish the following documents: -

1. The Company's announcement dated August 15, 2003 regarding the connected transactions published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on August 18, 2003;

2. The Company's announcement dated September 4, 2003 regarding the interim results for the six months ended June 30, 2003 published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on September 5, 2003; and

3. The Company's 2003 Interim Report dated September 4, 2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing in English.

.../2

香港九龍觀塘巧明街九十七號旭日集團大廈二字樓
電話：（八五二）二二六三 三OOO 傳真：（八五二）二三四三 三二一七

Please acknowledge receipt of the above documents by stamping and returning the enclosed copy of this letter to us.

Yours faithfully
For and on behalf of
Glorious Sun Enterprises Limited

Timon Liu
Company Secretary

Encl

c.c. Ms Kathy Jiang of The Bank of New York – w/o encl (kjiang@bankofny.com)
Mr Bryan Ho of The Bank of New York – w/o encl (bho@bankofny.com)
Ms Eugenia Lee & Ms Kammy Yuen of The Bank of New York, Hong Kong Branch – w/o encl (elee@bankofny.com, kyuen@bankofny.com)
Mr. Lawrence Kan of Glorious Sun Enterprises Limited – w/o encl

ltrs.doc/11

03 OCT 7:21

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTIONS

The Directors announce that certain wholly-owned subsidiaries of the Company has entered into the Tenancy Agreements with the companies owned by Mr. Charles Yeung and Mr. Yeung Chun Fan, both of whom are the Directors and Substantial Shareholders.

The Tenancy Agreements have been entered into in the ordinary course of business of the Company, on normal commercial terms, at market rates, and on arm's length basis.

The Tenancy Agreements constitute connected transactions for the Company. Details of the Tenancy Agreements will be disclosed in the Company's next published annual report in accordance with the disclosure requirements under Rule 14.25(1)(A) to (D) of the Listing Rules.

PRINCIPAL TERMS OF THE TENANCY AGREEMENTS

1. Glorious Sun Group Building

Agreement date	:	15 August, 2003
Premises leased	:	12 units on various floors of Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong with a total gross floor area of 73,203 square feet
Use of premises	:	office premises/warehouse
Landlord	:	Golden Sunshine, of which 93.8% of the issued capital is beneficially owned by Mr. Charles Yeung and Mr. Yeung Chun Fan, both are the Directors and Substantial Shareholders
Tenant	:	GS Fashion
Term	:	Two years commencing on 1 August, 2003 and expiring on 31 July, 2005
Rent	:	HK$314,596.90 per month (equivalent to HK$3,775,162.80 annually) exclusive of rates
Management fee	:	HK$84,915.80 per month (equivalent to HK$1,018,989.60 annually) paid to Golden Sunshine

2. Five residential premises in Hong Kong

The following five tenancy agreements were entered into on 15 August, 2003, all for a term of two years commencing from 1 August, 2003 and expiring on 31 July, 2005.

Premises leased	Area *(square feet)*	Use of premises	Landlord	Tenant	Monthly Rent *(HK$)*	Annual Rent *(HK$)*
2nd Floor & Car Port No.18, Silver Fair Mansion, 2E Shiu Fai Terrace, Mid-Levels East, Hong Kong	1,200	director's residence	GS (Yeungs), beneficially owned by Mr. Charles Yeung and Mr. Yeung Chun Fan, both are the Directors and Substantial Shareholders	Pacific Potential	17,000	204,000
11th Floor & Car Port No.14, Silver Fair Mansion, 2E Shiu Fai Terrace, Mid-Levels East, Hong Kong	1,200	director's residence	-ditto-	-ditto-	18,500	222,000
House C6, Sea View Villa, Sai Kung, New Territories	1,847	staff quarters	-ditto-	GS Fashion	30,000	360,000
Flat D, 16th Floor, Block 1 & Car Park No. 225, Ravana Garden, Shatin, New Territories	781	staff quarters	-ditto-	Gold Treasure	10,500	126,000
Flat C, 6th Floor & Car Park No. 22, Lucky Court, 99 Waterloo Road, Kowloon	1,650	staff quarters	Gantin, beneficially owned by Mr. Charles Yeung and Mr. Yeung Chun Fan, both are the Directors and Substantial Shareholders	Advancetex	23,000	276,000
	Total:				HK$99,000	HK$1,188,000

GENERAL

DTZ Debenham Tie Leung Limited, an independent professional valuer, has assessed the rentals in respect of the above properties and is of the opinion that the rentals in respect of the properties are at market value.

Based on the property valuation of DTZ Debenham Tie Leung Limited, the Directors, including the independent non-executive Directors, consider that the Tenancy Agreements have been entered into in the ordinary course of business of the Company, on normal commercial terms, at market rates, and on arm's length basis.

The Group is principally engaged in the retailing, export and production of casual wear.

CONNECTED TRANSACTIONS

Since the Landlords are companies owned by certain Directors, the Landlords are therefore associates (as defined in the Listing Rules) of those Directors. Accordingly, the Tenancy Agreements together constitute connected transactions for the Company under the Listing Rules but they fall within the de minimus provisions under Rule 14.25(1) of the Listing Rules since the annual aggregate rentals and management fees of the Tenancy Agreements of HK$5,982,152.40 represent less than 3 per cent. of the book value of the net tangible assets of the Company as at 31 December, 2002, being the date of the latest published audited consolidated accounts of the Company.

Details of the Tenancy Agreements will be disclosed in the Company's next published annual report in accordance with the disclosure requirements under Rule 14.25(1)(A) to (D) of the Listing Rules.

DEFINITIONS

"Advancetex"	Advancetex International Trading (HK) Company Limited 大進國際貿易(香港)有限公司, a wholly-owned subsidiary of the Company
"Company"	Glorious Sun Enterprises Limited
"Directors"	directors of the Company
"Gantin"	Gantin Limited 景添有限公司, a company incorporated in Hong Kong and owned as to 50% by each of Mr. Charles Yeung and Mr. Yeung Chun Fan, both of whom are the Directors
"Gold Treasure"	Gold Treasure Investment Limited 建裕投資有限公司, a wholly-owned subsidiary of the Company
"Golden Sunshine"	Golden Sunshine Enterprises Limited, a company incorporated in Hong Kong and owned as to 65% and 28.8% by Mr. Charles Yeung and Mr. Yeung Chun Fan respectively, both of whom are the Directors
"Group"	the Company and its subsidiaries or, where the context so requires, any of them
"GS Fashion"	The Glorious Sun Fashion Garment Manufactory (H.K.) Limited 旭日製衣廠(香港)有限公司, a wholly-owned subsidiary of the Company
"GS (Yeungs)"	G. S. (Yeungs) Limited, a company incorporated in Hong Kong and owned as to 66 2/3% and 33 1/3% by Mr. Charles Yeung and Mr. Yeung Chun Fan respectively, both of whom are the Directors
"Landlords"	Golden Sunshine, GS (Yeungs) and Gantin
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Pacific Potential"	Pacific Potential Trading Company Limited 力佳實業有限公司, a wholly-owned subsidiary of the Company
"Substantial Shareholders"	substantial shareholders of the Company, namely Mr. Charles Yeung and Mr. Yeung Chun Fan through their associates (as defined in the Listing Rules) together hold approximately 62.8% of the issued capital of the Company
"Tenancy Agreements"	the tenancy agreements in relation to the leasing of the properties described in paragraphs 1 and 2 above

By Order of the Board
Herman Hui
Director

Hong Kong, 15 August, 2003

03 OCT 21 AM 7:21

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

關連交易

董事公佈，本公司若干全資附屬公司，已與楊振鑫先生及楊振勳先生擁有之公司簽訂租約，兩位均為董事及主要股東。

該等租約乃在本公司之日常業務過程中，按一般商業條款以市場價格及公平原則協商訂立。

該等租約構成本公司之關連交易。有關租約詳情將按上市規則第14.25(1)(A)至(D)條的披露要求規定於本公司下一次刊發之年報內作出披露。

租約之主要條款

(1) 旭日集團大廈

租約日期	：	二零零三年八月十五日
出租物業	：	香港九龍官塘巧明街97號旭日集團大廈若干樓層共12個單位，總面積為73,203平方呎
物業用途	：	寫字樓／貨倉
業主	：	Golden Sunshine，其已發行股本之93.8%乃由同為董事及主要股東之楊振鑫先生及楊振勳先生實質持有
租客	：	旭日製衣
年期	：	兩年，由二零零三年八月一日起計，並於二零零五年七月三十一日屆滿
租金	：	每月314,596.90港元(相等於每年3,775,162.80港元)，並不包括差餉
管理費	：	每月84,915.80港元(相等於每年1,018,989.60港元)，繳付予Golden Sunshine

(2) 香港之五項住宅物業

下列五項租約已於二零零三年八月十五日簽訂，所有租約皆為期兩年，由二零零三年八月一日起計，並於二零零五年七月三十一日屆滿。

出租物業	面積 (平方呎)	物業用途	業主	租客	每月租金 (港元)	每年租金 (港元)
香港東半山區肇輝台2E號銀輝大廈2樓連18號車位	1,200	董事寓所	GS (Yeungs)，乃由同為董事及主要股東之楊振鑫先生及楊振勳先生實質持有	力佳	17,000	204,000
香港東半山區肇輝台2E號銀輝大廈11樓連14號車位	1,200	董事寓所	一同上一	一同上一	18,500	222,000
新界西貢西沙小築C6號房	1,847	員工宿舍	一同上一	旭日製衣	30,000	360,000
新界沙田濱景花園1座16樓D室連225號車位	781	員工宿舍	一同上一	建裕	10,500	126,000
九龍旺角窩打老道99號幸運閣6樓C座連22號車位	1,650	員工宿舍	景添，乃由同為董事及主要股東之楊振鑫先生及楊振勳先生實質持有	大進	23,000	276,000
合共：					99,000港元	1,188.000港元

一般事項

獨立專業估值師戴德梁行有限公司，已就上述物業之租金進行評估，並認為該等物業之租金為市場價值。

根據戴德梁行有限公司之物業估價報告，董事，包括獨立非執行董事，認為租約乃在本公司之日常業務過程中，按一般商業條款以市場價格及公平原則協商訂立。

本集團之主要業務是經營休閒服之零售、出口及製造。

關連交易

因業主為若干董事擁有之公司，故業主為該等董事之聯繫人士(按上市規則所定義)，所以租約共同構成本公司之關連交易。由於租約每年之租金及管理費的總數額為5,982,152.40港元，低於本公司於二零零二年十二月三十一日(為本公司最近期公佈之經審核綜合賬目)有形資產的賬面淨值的百分之三，該等交易屬於上市規則第14.25(1)條的最低豁免水平範圍。

有關租約詳情將按上市規則第14.25(1)(A)至(D)條的披露要求規定於本公司下一次刊發之年報內作出披露。

釋義

「大進」	大進國際貿易(香港)有限公司，一間為本公司全資擁有之附屬公司
「本公司」	Glorious Sun Enterprises Limited(旭日企業有限公司)
「董事」	本公司董事
「景添」	景添有限公司，一間在香港成立，並為董事楊振鑫先生及楊振勳先生各自持有50%股權之公司
「建裕」	建裕投資有限公司，一間為本公司全資擁有之附屬公司
「Golden Sunshine」	Golden Sunshine Enterprises Limited，一間在香港成立，並為董事楊振鑫先生及楊振勳先生分別持有65%及28.8%股權之公司
「本集團」	本公司及其附屬公司，或如文義所需，任何一間附屬公司
「旭日製衣」	旭日製衣廠(香港)有限公司，一間為本公司全資擁有之附屬公司
「GS (Yeungs)」	G. S. (Yeungs) Limited，一間在香港成立，並為董事楊振鑫先生及楊振勳先生分別持有$66^2/_3$%及$33^1/_3$%股權之公司
「業主」	Golden Sunshine、GS (Yeungs)及景添
「上市規則」	香港聯合交易所有限公司證券上市規則
「力佳」	力佳實業有限公司，一間為本公司全資擁有之附屬公司
「主要股東」	本公司之主要股東為楊振鑫先生及楊振勳先生，透過彼等之聯繫人士(按上市規則所定義)共同持有本公司已發行股份約62.8%
「租約」	如上文第(1)及(2)段所述有關出租物業之租約

承董事局命
許宗盛
董事

香港，二零零三年八月十五日

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

Interim Results
For the six months ended 30 June 2003

INTERIM RESULTS

The Directors of Glorious Sun Enterprises Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003 together with the comparative figures for the six months ended 30 September 2002, as follows:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	For the six months ended 30 June 2003 (Unaudited) HK$'000	30 September 2002 (Unaudited) HK$'000
Turnover	(2)	1,529,057	1,621,170
Cost of sales		(883,076)	(944,193)
Gross profit		645,981	676,977
Other revenue and gains		41,507	46,844
Selling and distribution costs		(296,135)	(326,341)
Administrative expenses		(225,025)	(224,198)
Other operating expenses		(13,424)	(12,584)
Loss on disposal of a subsidiary		-	(513)
Profit from operating activities	(2)&(3)	152,904	160,185
Finance costs		(10,317)	(13,304)
Share of profits and losses of:			
Jointly-controlled entities		3,306	1,085
Associates		28,824	19,809
Profit before tax		174,717	167,775
Tax	(4)	(31,731)	(17,630)
Profit before minority interests		142,986	150,145
Minority interests		(50,818)	(58,088)
Net profit from ordinary activities attributable to shareholders		92,168	92,057
Interim dividend		27,016	27,016
		HK cents	HK cents
Earnings per share			
Basic	(5a)	9.21	9.20
Diluted	(5b)	N/A	N/A

NOTES TO THE CONDENSED CONSOLIDATED ACCOUNTS

(1) Principal accounting policies and basis of presentation

These condensed consolidated interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

The consolidated interim financial statements for the period ended 30 June 2003 are unaudited and have been reviewed by the Audit Committee of the Company.

The accounting policies and basis of preparation adopted in the preparation of the consolidated interim financial statements are consistent with those adopted in the audited financial statements for the nine months from 1 April 2002 to 31 December 2002, except for the adoption of the revised SSAP 12 "Income taxes" which is effective for the accounting periods commencing on or after 1 January 2003. This change in new accounting policy does not have any material impact on the Group's results and net assets for the current or prior periods.

During 2002, the directors of the Company resolved to change its accounting year end date from 31 March to 31 December in order to facilitate the preparation of the consolidated accounts. As a result, the condensed consolidated profit and loss account for the current period cover the six months period from 1 January 2003 to 30 June 2003. Accordingly, the comparative amounts shown for the condensed consolidated profit and loss account and related notes cover the six months period from 1 April 2002 to 30 September 2002.

on Tuesday, 23 September 2003. The relevant dividend warrants will be despatched to shareholders by post on or around Friday, 26 September 2003.

REVIEW OF OPERATION

In the first half of the financial year from January to June 2003, business conditions were affected by the Iraqi War and the epidemic of Severe Acute Respiratory Syndrome ("SARS"). Luckily the American coalition managed to take over Iraq swiftly and SARS was also contained in a relative short period of time attributed to the relentless measures enforced by all parties concerned. As soon as SARS receded at the beginning of June, economic activities in the Mainland rebounded again. The Group's retail business there also resumed its positive growth. Even our sales in April and May were adversely affected, retail turnover in the first half year in the Mainland was still higher than that of the same period of previous year. The Australian retail sentiment was lukewarm due to the global economic downturn. At the beginning of the year, the Group entered into a joint venture with Quiksilver, Inc., a US listed company, to set up retail network in the PRC to market young casual lifestyle apparel. American teenagers are currently looking for fashion and function apparel relevant to their lifestyle. The brands owned by Quiksilver, Inc. include renowned brands like Quiksilver, Roxy and Hawk which are very popular among young people and teenage boys and girls. As Jeanswest is already well established as a famous brand in the Mainland, the Group is planning to develop new apparel lines that bear a strong signature of casual lifestyle and hip hop style in Mainland China, Hong Kong and Macau. The joint venture company possesses the exclusive right to market apparel under all brands owned by Quiksilver, Inc. in Mainland China, Hong Kong and Macau.

During the period under review, the financial position of the Group was sound and solid. As at 30 June 2003 net cash in hand amounted to HK$745,065,000 (30 September 2002: HK$ 587,073,000). As the Group has changed the accounting year end date from 31 March to 31 December, it is difficult to make a fair comparison between the results of this half year ended 30 June with last year interim period ended 30 September.

For the first half of the year ended 30 June 2003, the Group's unaudited consolidated accounts showed a turnover of HK$1,529,057,000 (30 September 2002: HK$1,621,170,000) showing a decrease of 5.68% when compared with the first half of last year. Net profit attributable to shareholders amounted to HK$92,168,000 (30 September 2002: HK$92,057,000) showing a slight increase of 0.12% when compared with the first half of last year.

1. Retail Operations

In the Mainland, the Group had the largest number of directly managed stores and had the most extensive network coverage among foreign retailers. Its sales volume among all single brands might also be the biggest. Although the market was very competitive, Jeanswest's business was still very strong due to the popularity of its brand name. Same store growth was impressive in the first quarter. However the outbreak of SARS in mid April adversely affected the retail activities and our sales registered a decrease of 10% and 15% respectively in April and May. Our Management took timely remedial measures and managed to control effectively the inventory level. During the SARS period, the Management took all possible hygiene measures to keep our shops clean and our staff healthy. Operation costs were trimmed to make preparations for the future advancement of our business after the subsidence of SARS. Right after SARS was contained in June, same store sales resumed positive growth. In the first half of the year under review, double-digit growth in sales was registered when compared with the same period of previous year.

Although Australia was not hit by SARS, the global economic slowdown turned the retail conditions there to merely stable. The Australian operation still made stable contributions to the Group, though the turnover was lesser than that of the last interim period due to the disposal of the New Zealand operation. The Management strived for further improvement in efficiency along the supply chain and in the management of inventory so as to expedite the stock turnover rate and to enhance the flexibility in product mix to keep in line with market changes. The Group also capitalized on the stronger purchasing power arising from the recent appreciation of Australian dollars to improve the quality of our products so as to further raise our brand image.

At the beginning of the year, the Group entered into a joint venture with Quiksilver, Inc., a US listed company, to enter into the apparel markets in Mainland China, Hong Kong and Macau. This venture is in line with the Group's strategy to enlarge customer base and market share. SARS did cause certain delay in the initial preparation process but had not affected the project as a whole.

As at 30 June 2003, the total number of shops in our network was 839 (30 September 2002: 734 shops). There were 663 shops (30 September 2002: 565 shops) in the PRC, and 176 shops in Australia (30 September 2002: 169 shops). During the period, the total turnover of our retail business grew to HK$831,244,000 (30 September 2002: HK$799,082,000) showing an increase of 4.02% when compared with last year.

(2) **Segment information**

An analysis of the Group's revenue and results by business and geographical segments are as follows:

(a) Business segments

	Retail operations		Export operations		Others		Consolidated	
	For the six months ended		For the six months ended		For the six months ended		For the six months ended	
	30 June 2003 (Unaudited) HK$'000	30 September 2002 (Unaudited) HK$'000	30 June 2003 (Unaudited) HK$'000	30 September 2002 (Unaudited) HK$'000	30 June 2003 (Unaudited) HK$'000	30 September 2002 (Unaudited) HK$'000	30 June 2003 (Unaudited) HK$'000	30 September 2002 (Unaudited) HK$'000
Segment revenue:								
Sales to external customers	831,244	799,082	584,376	693,550	113,437	128,538	1,529,057	1,621,170
Other revenue and gains	11,039	2,424	10,543	16,302	14,030	21,311	35,612	40,037
Total revenue	842,283	801,506	594,919	709,852	127,467	149,849	1,564,669	1,661,207
Segment results	70,634	60,561	60,910	74,441	28,543	30,923	160,087	165,925
Interest income and unallocated revenue							5,895	6,803
Unallocated expenses							(13,078)	(12,543)
Profit from operating activities							152,904	160,185
Finance costs							(10,317)	(13,304)
Share of profits and losses of:								
Jointly-controlled entities	-	-	501	603	2,805	482	3,306	1,085
Associates	-	-	28,824	19,809	-	-	28,824	19,809
Profit before tax							174,717	167,775
Tax							(31,731)	(17,630)
Profit before minority interests							142,986	150,145
Minority interests							(50,818)	(58,088)
Net profit from ordinary activities attributable to shareholders							92,168	92,057

(b) Geographical segments

For the six months ended 30 June 2003 (Unaudited)

	Mainland China HK$'000	Hong Kong HK$'000	United States of America HK$'000	Australia and New Zealand HK$'000	Canada HK$'000	Others HK$'000	Consolidated HK$'000
Segment revenue:							
Sales to external customers	597,709	78,930	489,631	262,829	33,408	66,550	1,529,057

For the six months ended 30 September 2002 (Unaudited)

	Mainland China HK$'000	Hong Kong HK$'000	United States of America HK$'000	Australia and New Zealand HK$'000	Canada HK$'000	Others HK$'000	Consolidated HK$'000
Segment revenue:							
Sales to external customers	555,015	80,094	603,952	280,907	33,928	67,274	1,621,170

(3) **Profit from operating activities**

Profit from operating activities is arrived at after charging depreciation amounting to HK$51,578,000 (2002: HK$56,277,000).

(4) **Taxation**

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profit assessable elsewhere have been calculated at the rates of taxation prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	For the six months ended	
	30 June 2003 (Unaudited) HK$'000	30 September 2002 (Unaudited) HK$'000
Company and subsidiaries:		
Hong Kong	6,114	9,024
Elsewhere	14,760	1,837
Deferred tax	(269)	1,326
	20,605	12,187
Share of tax attributable to:		
Jointly-controlled entities	87	–
Associates	11,039	5,443
	11,126	5,443
Tax charge for the period	31,731	17,630

(5) **Earnings per share**

(a) Basic earnings per share

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the six months ended 30 June 2003 of HK$92,168,000 (2002: HK$92,057,000) and 1,000,584,000 (2002: 1,000,584,000) shares in issue during the period.

(b) Diluted earnings per share

As the subscription prices of the share options outstanding during the period ended 30 June 2003 and 30 September 2002 are higher than the respective average market price of the Company's shares during both period, there is no dilution effect on the basic earnings per share. Accordingly no diluted earnings per share for both periods have been disclosed.

INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend of 2.70 HK cents (2002: 2.70 HK cents) per share for the six months ended 30 June 2003 to shareholders whose names appear on the register of members of the Company as at the close of business

2. **Export business**

In the first half of the financial year under review, the economy and the capital investment in North America were adversely affected by the Iraqi war. The unemployment was high. The US dollar was weak. The low US Federal Reserve interest rate meant to boost the economy did not take effect in time to turn around the economy. The risk of deflation was till there. Performances of retailers were mixed. Generally, the retailers were very cautious in their purchases. Our export business experienced pricing pressure.

The Management had streamlined the work process and enforced a series of cost saving measures in the past few years. The benefit from which plus the increase of non-quota export successfully mitigated most of the abovementioned adverse impacts. Due to seasonal factor the total export turnover for the first half year ended 30 June 2003 was HK$584,376,000 (30 September 2002: HK$693,550,000) showing a drop of 15.74% when compared with the period from April to September last year.

3. **Financial Position**

The Group's financial position kept improving during the period under review. Both net cash in hand and inventory were at very healthy level at the period end.

During the period, the Group entered into foreign currency forward contracts to hedge the currency risk in Australian dollars. The Group's contingent liabilities mainly comprised of export bills discounted with recourse. As at 30 June 2003, the said contingent liabilities were HK$30,310,000 (30 September 2002: HK$15,457,000).

4. **Human Resources**

As at 30 June 2003, the Group's total number of employees was about 26,000. The Group offers a competitive remuneration package to its employees. In addition, bonus and share options may be granted to employees based on the Group's performance and individual performance.

PROSPECTS

The present status of the Iraqi War has taken away most of the uncertainties. Crude oil price is likely to stabilize at a lower level. The US economy is also expected to improve in the second half of the year. Recently the turnover in equity markets increased and retail sentiment appeared to improve. We therefore anticipate to have a better export prospect. The Management still takes an optimistic but cautious approach to manage the Group's finance, and to strive for bigger market share in its core business in a prudent way.

Despite the SARS impact, the economy in Mainland China remains buoyant. The prospect of the retail sector looks promising. The Management will be more aggressive in expanding its retail operations. Apart from opening more flagship stores in prime locations in the first tier cities, the Management will also endeavour to make further improvement in product quality and mix so as to elevate the brand image and to gain a bigger market share.

The joint venture with Quiksilver, Inc. will speed up the process in opening stores in the PRC. There will first be 5 to 10 directly managed stores in the first tier cities such as Shanghai and Hong Kong. The Management is fairly optimistic about the prospect of this venture.

Should the economic conditions in the US improve in the second half of the year, the retail market in Australia will improve accordingly. The Management works diligently to improve the efficiency along the supply chain to strengthen our ability in prompt delivery in the export operations. We also aim for higher inventory turnover rate and better flexibility in adjusting product mix to meet with the ever-changing market.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Friday, 19 September 2003 to Tuesday, 23 September 2003, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Thursday, 18 September 2003.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2003.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE

All the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the Stock Exchange's website in due course.

By Order of the Board
Charles Yeung, J.P.
Chairman

Hong Kong, 4 September 2003

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

中期業績公佈
截至二零零三年六月三十日止六個月

中期業績

旭日企業有限公司(「本公司」)董事局欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零三年六月三十日止六個月之未經審核合併業績，及截至二零零二年九月三十日止六個月之比較數字如下：

簡明合併損益表

	附註	截至二零零三年六月三十日止六個月(未經審核) 港幣千元	截至二零零二年九月三十日止六個月(未經審核) 港幣千元
營業額	(2)	1,529,057	1,621,170
銷售成本		(883,076)	(944,193)
毛利		645,981	676,977
其他收入及收益		41,507	46,844
銷售及分銷成本		(296,135)	(326,341)
行政費用		(225,025)	(224,198)
其他經營費用		(13,424)	(12,584)
出售附屬公司之虧損		–	(513)
經營業務溢利	(2)及(3)	152,904	160,185
融資成本		(10,317)	(13,304)
應佔溢利及虧損：			
共同控制公司		3,306	1,085
聯營公司		28,824	19,809
除稅前溢利		174,717	167,775
稅項	(4)	(31,731)	(17,630)
未計少數股東權益前溢利		142,986	150,145
少數股東權益		(50,818)	(58,088)
股東應佔經常業務純利		92,168	92,057
中期股息		27,016	27,016
		港仙	港仙
每股盈利			
基本	(5a)	9.21	9.20
攤薄後	(5b)	不適用	不適用

簡明合併財務報表附註

(1) 主要會計政策及編製基準

本中期合併財務報表乃按照香港會計師公會頒佈之香港會計實務準則第25號「中期財務報告」之規定而編製。

截至二零零三年六月三十日止六個月的中期合併財務報表為未經審核，惟已由本公司的審核委員會審閱。

除採納由二零零三年一月一日或以後會計期間生效之經修訂會計實務準則第12號「所得稅」外，本中期財務報表採用之會計政策及編製基準與編製自二零零二年四月一日至二零零二年十二月三十一日止九個月之已審核財務報表相同。此項會計政策的變動對本集團本期或上期之業績及資產淨值並無重大影響。

於二零零二年間，本公司董事局議決更改本公司之會計年度結算日，由三月三十一日更改為十二月三十一日，以便配合編製本公司的合併賬目。因此，本期之簡明合併損益表涵蓋自二零零三年一月一日至二零零三年六月三十日止六個月期間。相應簡明合併損益表及相關附註呈列之比較金額涵蓋自二零零二年四月一日至二零零二年九月三十日止六個月期間。

(5) 每股盈利

(a) 每股基本盈利

每股基本盈利乃根據截至二零零三年六月三十日止六個月之股東應佔純利92,168,000港元(二零零二年：92,057,000港元)及期內已發行之股份1,000,584,000股(二零零二年：1,000,584,000股)計算。

(b) 每股攤薄盈利

由於截至二零零三年六月三十日止六個月及二零零二年九月三十日止六個月期間內，本公司尚未行使購股權之認購價分別高於該兩段期間的平均市場價，故每股基本盈利並沒有被攤薄。因此該兩個期間的每股攤薄盈利沒有披露。

中期股息

董事局議決派發截至二零零三年六月三十日止六個月中期股息每股2.70港仙(二零零二年：2.70港仙)予二零零三年九月二十三日(星期二)營業時間結束時名列本公司股東名冊之股東。中期股息之付款支票預期將約於二零零三年九月二十六日(星期五)郵寄予各股東。

業務回顧

二零零三年一月至六月的上半年度，營商環境先後受到美、伊戰爭及「非典」疫症所影響。幸好美、伊戰爭能夠迅速結束而「非典」亦因各方悉力防治下，在較短期間內得以平息。疫情在六月初已漸次受控：國內經濟增長動力隨即重拾升軌。集團國內零售業務在六月份起已回復正增長。雖然四、五月的業績受到影響，但在各同事悉力應變下，上半年度的中國零售業績仍勝於去年。澳洲零售業務雖然在全球經濟放緩的影響下，也能保持平穩的表現。年初集團與美國上市公司Quiksilver, Inc.達成協議，合組聯營企業進軍中國成衣零售市場。時下美國青年服裝以街頭文化為主流，Quiksilver, Inc.旗下之Quiksilver、Roxy及Hawk分別是青年男、女及童裝潮流之表表者，最為突出及深受青少年喜愛。在中國真維斯牌子是優閒服領導者，集團現時的其中一項發展計劃是將街頭文化及Hip Hop 服裝推廣至國內及香港之零售市場。與Quiksilver, Inc.合作的公司，獨家擁有全部Quiksilver世界名牌在中國各省、市和地區，包括香港和澳門特區的權力，拓展零售業務。

期內集團財政狀況十分穩固，二零零三年六月三十日，集團持有淨現金上升至745,065,000港元(二零零二年九月三十日：587,073,000港元)。由於將會計年度的年結日從每年三月三十一日改至十二月三十一日，故此回顧期內的業績數據亦較難與去年四至九月作一公允的比較。

據未經審核的合併財務報表，截至二零零三年六月三十日止的上半年度，營業額錄得1,529,057,000港元(二零零二年九月三十日：1,621,170,000港元)，與去年中期營業額相比下降5.68%；股東應佔純利為92,168,000港元(二零零二年九月三十日：92,057,000港元)，與去年中期利潤相比微升0.12%。

(一)零售業務

集團以真維斯品牌擁有外商在內地最多直接管理的店舖、幅蓋最廣的零售網絡。以單一品牌銷售總額計算，亦是全國最高，雖然內地零售市場競爭十分熾熱，但因真維斯已是家傳戶曉的馳名品牌，其銷售增長勢頭依然強勁。在第一季度，同店舖銷售額比去年同期有大幅度的增長。惜四月和五月的業務受「非典」的影響，零售活動驟然受壓，四月及五月份銷售額同比去年下挫10%至15%，有幸管理層能立即落實應變措施，全力控制庫存，加強店舖環境衛生管理及嚴格執行員工健康措施，並力行節約開支，為疫情過後拓展銷售安排部署。故踏入六月，當「非典」開始受控後，同店舖銷售額即回復正增長。在回顧上半年度，國內的零售總額相比去年同期仍保持雙位數的增長。

澳洲經濟雖未受「非典」沖擊，卻受到全球經濟放緩所影響，故零售表現只能保持平穩。由於集團已將紐西蘭零售業務出售，導致營業總額較去年上半年略低，但整體業務則繼續為集團貢獻穩定的溢利。為了進一步提高營運效益，管理層加強採購及庫存管理，使貨品流轉加快，從而減低庫存風險及使貨品組合更能因應市場之變化而調整。澳元匯價上升有利採購，集團利用這機緣，將貨品的質量提高，以進一步改善品牌的形像。

集團在年初與擁有世界著名品牌Quiksilver的美國上市公司Quiksilver, Inc.合組聯營企業，開拓中國內地及香港、澳門服裝零售市場，以落實集團在中國發展多品牌，從而擴大顧客群，增大所佔市場份額的策略行動。「非典」雖使開店的前期工作有所延誤，但對整個合作項目並無影響。

截至二零零三年六月三十日止的上半年度，集團零售網絡有店舖839間(二零零二年九月三十日：734間)；中國零售店舖有663間(二零零二年九月三十日：565間)；在澳洲Jeanswest的店舖合共有176間(二零零二年九月三十日：169間)。期內合共錄得營業額達831,244,000港元(二零零二年九月三十日：799,082,000港元)，對比去年四至九月上升了4.02%。

(2) 分類資料

本集團按業務及地區分類之收入及業績分析如下：

(a) 業務分類

	零售業務		出口業務		其他業務		合併	
	截至二零零三年六月三十日止六個月(未經審核)港幣千元	截至二零零二年九月三十日止六個月(未經審核)港幣千元	截至二零零三年六月三十日止六個月(未經審核)港幣千元	截至二零零二年九月三十日止六個月(未經審核)港幣千元	截至二零零三年六月三十日止六個月(未經審核)港幣千元	截至二零零二年九月三十日止六個月(未經審核)港幣千元	截至二零零三年六月三十日止六個月(未經審核)港幣千元	截至二零零二年九月三十日止六個月(未經審核)港幣千元
分類收入：								
向外間顧客銷貨	831,244	799,082	584,376	693,550	113,437	128,538	1,529,057	1,621,170
其他收入及收益	11,039	2,424	10,543	16,302	14,030	21,311	35,612	40,037
總收入	842,283	801,506	594,919	709,852	127,467	149,849	1,564,669	1,661,207
分類業績	70,634	60,561	60,910	74,441	28,543	30,923	160,087	165,925
利息收入及未分配盈利							5,895	6,803
未分配費用							(13,078)	(12,543)
經營業務溢利							152,904	160,185
融資成本							(10,317)	(13,304)
應佔溢利及虧損：								
共同控制公司	–	–	501	603	2,805	482	3,306	1,085
聯營公司	–	–	28,824	19,809	–	–	28,824	19,809
除稅前溢利							174,717	167,775
稅項							(31,731)	(17,630)
未計少數股東權益前溢利							142,986	150,145
少數股東權益							(50,818)	(58,088)
股東應佔經常業務純利							92,168	92,057

(b) 地區分類

截至二零零三年六月三十日止六個月(未經審核)

	中國內地港幣千元	香港港幣千元	美國港幣千元	澳洲及紐西蘭港幣千元	加拿大港幣千元	其他港幣千元	合併港幣千元
分類收入：							
向外間顧客銷貨	597,709	78,930	489,631	262,829	33,408	66,550	1,529,057

截至二零零二年九月三十日止六個月(未經審核)

	中國內地港幣千元	香港港幣千元	美國港幣千元	澳洲及紐西蘭港幣千元	加拿大港幣千元	其他港幣千元	合併港幣千元
分類收入：							
向外間顧客銷貨	555,015	80,094	603,952	280,907	33,928	67,274	1,621,170

(3) 經營業務溢利

經營業務溢利已扣除折舊51,578,000港元(二零零二年：56,277,000港元)。

(4) 稅項

香港利得稅乃根據本期間之估計應課稅溢利按稅率17.5%(二零零二年：16%)作出撥備。其他地區之稅項則根據本集團經營業務所在國家之現有法律、詮釋及常規，按其現行稅率計算。

	截至二零零三年六月三十日止六個月(未經審核)港幣千元	截至二零零二年九月三十日止六個月(未經審核)港幣千元
本公司及附屬公司：		
香港	6,114	9,024
其他地區	14,760	1,837
遞延稅項	(269)	1,326
	20,605	12,187
應佔稅項：		
共同控制公司	87	–
聯營公司	11,039	5,443
	11,126	5,443
期內稅項支出	31,731	17,630

(二)出口業務

在回顧的上半年度內，北美經濟受到美、伊戰爭所影響，企業投資萎縮，失業率高企，美元匯價疲軟，美國聯邦儲備局利率創多年來的新低，用以刺激經濟復甦，但預期效果未能立刻顯現，經濟活力有待增強，通縮危機暫未消除，零售商表現參差。整體上零售商在採購方面十分審慎。集團出口業務因之而有價格下調之壓力。

幸而集團在近年努力深化一連串流程精簡及成本節約的措施，其效益已漸次浮現。此外，集團亦增加了「非配額」產品的出口，故能抵消了大部份的價格下調壓力。由於季節性影響，截至今年六月三十日止的上半年度，出口總額錄得584,376,000港元(二零零二年九月三十日：693,550,000港元)，與去年四至九月比較，下跌15.74%。

(三)財務狀況

本集團的財務狀況日益健康。正如前文所述，淨現金額及存貨水平均於本回顧期內繼續趨向更好方面發展。

在回顧期內，本集團亦有訂立外匯期貨合約，用以減低澳元收入之匯兑風險。至於本集團的或然負債仍以貼現可追溯之出口票據為主，於二零零三年六月三十日，該項或然負債是30,310,000港元(二零零二年九月三十日：15,457,000港元)。

(四)人力資源

於二零零三年六月三十日，本集團之僱員總數約26,000人。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予花紅及購股權。

業務展望

隨著美、伊戰爭漸成過去，消除了大部份不明朗因素，原油價格亦可望漸次下降，使人憧憬美國經濟可以在下半年內有所改善。近期股市交投活躍，零售市道已見改善，出口業務的前景亦應隨之而好轉。管理層抱審慎而樂觀態度，繼續謹慎理財及專注核心業務，致力擴大市場佔有率。

國內零售業雖曾受「非典」的打擊，但經濟增長走勢依然強勁，使人樂觀。管理層繼續以較進取的策略以發展內地的零售業務。除努力在一線城市的黃金地段增添龍頭舖外，亦堅持繼續改善產品質量與組合，提高品牌形象及擴大所佔的市場份額。

與Quiksilver, Inc.合作在中國開拓品牌服裝零售業務，亦正加快進行。計劃首先會在上海及香港等一線城市開設5至10間自營店。近年美國流行的街頭文化衣飾在國內正在開始，管理層對此新開拓的業務抱有厚望。

如美國經濟在下半年復甦，澳洲零售市道亦可望有較佳的表現。管理層正全力提高供應鏈上各環節的效率，以增強快速生產的出口能力，並同時加快零售存貨的流轉率，使管理層在調整貨品組合上能更具彈性，以適應市場的變化。

暫停辦理股份過戶登記

本公司將由二零零三年九月十九日(星期五)至二零零三年九月二十三日(星期二)止(首尾兩天包括在內)暫停辦理股份過戶登記手續。為獲派發上述中期股息，所有股份過戶文件連同有關股票必須於二零零三年九月十八日(星期四)下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司(本公司在香港之股份過戶登記處)登記。

購買、出售或贖回本公司之上市證券

於截至二零零三年六月三十日止六個月內，本集團概無購買、出售或贖回本公司之上市證券。

在聯交所網頁刊登資料

本公司將於稍後在香港聯合交易所有限公司(「聯交所」)網頁上刊登載有聯交所證券上市規則附錄十六第46(1)段至46(6)段所規定之業績資料。

承董事局命
楊釗太平紳士
董事長

香港，二零零三年九月四日

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

Interim Report 2003


ARMY

03 OCT 21 AM 7:21





INTERIM RESULTS

The Directors of Glorious Sun Enterprises Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003 together with the comparative figures for the six months ended 30 September 2002, as follows:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	For the six months ended 30 June 2003 (Unaudited) HK$'000	30 September 2002 (Unaudited) HK$'000
Turnover	(2)	**1,529,057**	1,621,170
Cost of sales		**(883,076)**	(944,193)
Gross profit		**645,981**	676,977
Other revenue and gains		**41,507**	46,844
Selling and distribution costs		**(296,135)**	(326,341)
Administrative expenses		**(225,025)**	(224,198)
Other operating expenses		**(13,424)**	(12,584)
Loss on disposal of a subsidiary		**-**	(513)
Profit from operating activities	(2)&(3)	**152,904**	160,185
Finance costs		**(10,317)**	(13,304)
Share of profits and losses of:			
Jointly-controlled entities		**3,306**	1,085
Associates		**28,824**	19,809
Profit before tax		**174,717**	167,775
Tax	(4)	**(31,731)**	(17,630)
Profit before minority interests		**142,986**	150,145
Minority interests		**(50,818)**	(58,088)
Net profit from ordinary activities attributable to shareholders		**92,168**	92,057
Interim dividend		**27,016**	27,016
		HK cents	*HK cents*
Earnings per share			
Basic	(5a)	**9.21**	9.20
Diluted	(5b)	**N/A**	N/A



CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	As at 30 June 2003 (Unaudited) HK$'000	As at 31 December 2002 (Audited) HK$'000
NON-CURRENT ASSETS			
Fixed assets		**497,874**	483,671
Investment property		**1,650**	1,650
Other non-current assets		**107,835**	90,761
		607,359	576,082
CURRENT ASSETS			
Inventories		**489,611**	526,469
Trade and bills receivable	(6)	**348,051**	382,303
Prepayments, deposits and other receivables		**211,263**	166,122
Pledged bank deposits		**57,967**	41,706
Cash and bank balances		**928,464**	881,532
		2,035,356	1,998,132
CURRENT LIABILITIES			
Trade and bills payable	(7)	**301,286**	374,832
Tax payable		**68,875**	59,999
Other payables and accruals		**532,249**	455,082
Dividend payable		**27,016**	-
Interest-bearing bank loans and other borrowings		**186,724**	202,952
		1,116,150	1,092,865
NET CURRENT ASSETS		**919,206**	905,267
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,526,565**	1,481,349
NON-CURRENT LIABILITIES			
Interest-bearing bank loans and other borrowings		**54,642**	61,257
Long term loans from minority shareholders		**9,400**	9,400
Deferred tax		**1,750**	2,019
		65,792	72,676
MINORITY INTERESTS		**208,558**	157,649
		1,252,215	1,251,024
CAPITAL AND RESERVES			
Issued capital		**100,058**	100,058
Reserves		**1,152,157**	1,075,922
Proposed final dividend		**-**	75,044
		1,252,215	1,251,024



CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	For the six months ended 30 June 2003 (Unaudited) *HK$'000*	For the six months ended 30 September 2002 (Unaudited) *HK$'000*
Net cash inflow from operating activities	**221,986**	254,706
Net cash outflow from investing activities	**(76,268)**	(45,834)
Net cash outflow from financing activities	**(95,545)**	(276,097)
Net increase/(decrease) in cash and cash equivalents	**50,173**	(67,225)
Cash and cash equivalents at the beginning of period	**848,991**	813,773
Effect of foreign exchange rate changes, net	**3,233**	986
Cash and cash equivalents at the end of period	**902,397**	747,534
Analysis of balances of cash and cash equivalents		
Cash and bank balances	**928,464**	797,826
Bank overdrafts	**(26,067)**	(50,292)
	902,397	747,534



CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	For the six months ended 30 June 2003 (Unaudited) HK$'000	For the six months ended 30 September 2002 (Unaudited) HK$'000
Total shareholders' equity at the beginning of period	**1,251,024**	1,223,396
Net gains not recognized in the consolidated profit and loss account - exchange differences on translation of the financial statements of foreign entities	**11,083**	1,228
Exchange loss realised upon disposal of a subsidiary	**-**	856
Net profit from ordinary activities attributable to shareholders	**92,168**	92,057
Final dividend paid	**(75,044)**	(75,044)
Interim dividend	**(27,016)**	(27,016)
Total shareholders' equity at the end of period	**1,252,215**	1,215,477



NOTES TO THE CONDENSED CONSOLIDATED ACCOUNTS

(1) Principal accounting policies and basis of presentation

These condensed consolidated interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

The consolidated interim financial statements for the period ended 30 June 2003 are unaudited and have been reviewed by the Audit Committee of the Company.

The accounting policies and basis of preparation adopted in the preparation of the consolidated interim financial statements are consistent with those adopted in the audited financial statements for the nine months from 1 April 2002 to 31 December 2002, except for the adoption of the revised SSAP 12 "Income taxes" which is effective for the accounting periods commencing on or after 1 January 2003. This change in new accounting policy does not have any material impact on the Group's results and net assets for the current or prior periods.

During 2002, the directors of the Company resolved to change its accounting year end date from 31 March to 31 December in order to facilitate the preparation of the consolidated accounts. As a result, the condensed consolidated profit and loss account for the current period cover the six months period from 1 January 2003 to 30 June 2003. Accordingly, the comparative amounts shown for the condensed consolidated profit and loss account and related notes cover the six months period from 1 April 2002 to 30 September 2002.



(2) Segment information

(a) Business segments

	Retail operations		Export operations		Others		Consolidated	
	For the six months ended		For the six months ended		For the six months ended		For the six months ended	
	30 June 2003	30 September 2002	**30 June 2003**	30 September 2002	**30 June 2003**	30 September 2002	**30 June 2003**	30 September 2002
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)	**(Unaudited)**	(Unaudited)	**(Unaudited)**	(Unaudited)
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Segment revenue:								
Sales to external customers	**831,244**	799,082	**584,376**	693,550	**113,437**	128,538	**1,529,057**	1,621,170
Other revenue and gains	**11,039**	2,424	**10,543**	16,302	**14,030**	21,311	**35,612**	40,037
Total revenue	**842,283**	801,506	**594,919**	709,852	**127,467**	149,849	**1,564,669**	1,661,207
Segment results	**70,634**	60,561	**60,910**	74,441	**28,543**	30,923	**160,087**	165,925
Interest income and unallocated revenue							**5,895**	6,803
Unallocated expenses							**(13,078)**	(12,543)
Profit from operating activities							**152,904**	160,185
Finance costs							**(10,317)**	(13,304)
Share of profits and losses of:								
Jointly-controlled entities	**-**	-	**501**	603	**2,805**	482	**3,306**	1,085
Associates	**-**	-	**28,824**	19,809	**-**	-	**28,824**	19,809
Profit before tax							**174,717**	167,775
Tax							**(31,731)**	(17,630)
Profit before minority interests							**142,986**	150,145
Minority interests							**(50,818)**	(58,088)
Net profit from ordinary activities attributable to shareholders							**92,168**	92,057



(2) Segment information *(Continued)*

(b) *Geographical segments*

For the six months ended 30 June 2003 (Unaudited)

	Mainland China	Hong Kong	United States of America	Australia and New Zealand	Canada	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:							
Sales to external customers	597,709	78,930	489,631	262,829	33,408	66,550	1,529,057

For the six months ended 30 September 2002 (Unaudited)

	Mainland China	Hong Kong	United States of America	Australia and New Zealand	Canada	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:							
Sales to external customers	555,015	80,094	603,952	280,907	33,928	67,274	1,621,170

(3) Profit from operating activities

Profit from operating activities is arrived at after charging depreciation amounting to HK$51,578,000 (2002: HK$56,277,000).



(4) Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profit assessable elsewhere have been calculated at the rates of taxation prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	For the six months ended	
	30 June 2003	30 September 2002
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Company and subsidiaries:		
Hong Kong	**6,114**	9,024
Elsewhere	**14,760**	1,837
Deferred tax	**(269)**	1,326
	20,605	12,187
Share of tax attributable to:		
Jointly-controlled entities	**87**	-
Associates	**11,039**	5,443
	11,126	5,443
Tax charge for the period	**31,731**	17,630

(5) Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the six months ended 30 June 2003 of HK$92,168,000 (2002: HK$92,057,000) and 1,000,584,000 (2002: 1,000,584,000) shares in issue during the period.

(b) Diluted earnings per share

As the subscription prices of the share options outstanding during the period ended 30 June 2003 and 30 September 2002 are higher than the respective average market price of the Company's shares during both period, there is no dilution effect on the basic earnings per share. Accordingly no diluted earnings per share for both periods have been disclosed.



(6) Trade and bills receivable

The trade and bills receivable include trade debtors of HK$116,220,000 (31 December 2002: HK$169,531,000), an aged analysis of which is as follows:

	30 June 2003 (Unaudited) *HK$'000*	31 December 2002 (Audited) *HK$'000*
Less than 4 months	**89,861**	132,774
4-6 months	**12,277**	21,480
Over 6 months	**14,082**	15,277
	116,220	169,531

Majority of the balances are on letter of credit (sight or usance).

(7) Trade and bills payable

Trade and bills payable include trade creditors of HK$195,052,000 (31 December 2002: HK$241,741,000), an aged analysis of which is as follows:

	30 June 2003 (Unaudited) *HK$'000*	31 December 2002 (Audited) *HK$'000*
Less than 4 months	**174,232**	208,189
4-6 months	**10,768**	18,896
Over 6 months	**10,052**	14,656
	195,052	241,741

(8) Comparative amounts

Certain comparative amounts have been reclassified to conform with the current period's presentation.



INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend of 2.70 HK cents (2002: 2.70 HK cents) per share for the six months ended 30 June 2003 to shareholders whose names appear on the register of members of the Company as at the close of business on Tuesday, 23 September 2003. The relevant dividend warrants will be despatched to shareholders by post on or around Friday, 26 September 2003.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Friday, 19 September 2003 to Tuesday, 23 September 2003, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Thursday, 18 September 2003.

REVIEW OF OPERATION

In the first half of the financial year from January to June 2003, business conditions were affected by the Iraqi War and the epidemic of Severe Acute Respiratory Syndrome ("SARS"). Luckily the American coalition managed to take over Iraq swiftly and SARS was also contained in a relative short period of time attributed to the relentless measures enforced by all parties concerned. As soon as SARS receded at the beginning of June, economic activities in the Mainland rebounded again. The Group's retail business there also resumed its positive growth. Even our sales in April and May were adversely affected, retail turnover in the first half year in the Mainland was still higher than that of the same period of previous year. The Australian retail sentiment was lukewarm due to the global economic downturn. At the beginning of the year, the Group entered into a joint venture with Quiksilver, Inc., a US listed company, to set up retail network in the PRC to market young casual lifestyle apparel. American teenagers are


VISUALLY
MUSICALLY
let music carry me through
For things will work out
if I trust and believe
there's no limit
to what I can do





currently looking for fashion and function apparel relevant to their lifestyle. The brands owned by Quiksilver, Inc. include renowned brands like Quiksilver, Roxy and Hawk which are very popular among young people and teenage boys and girls. As Jeanswest is already well established as a famous brand in the Mainland, the Group is planning to develop new apparel lines that bear a strong signature of casual lifestyle and hip hop style in Mainland China, Hong Kong and Macau. The joint venture company possesses the exclusive right to market apparel under all brands owned by Quiksilver, Inc. in Mainland China, Hong Kong and Macau.

During the period under review, the financial position of the Group was sound and solid. As at 30 June 2003, net cash in hand amounted to HK$745,065,000 (30 September 2002: HK$587,073,000). As the Group has changed the accounting year end date from 31 March to 31 December, it is difficult to make a fair comparison between the results of this half year ended 30 June with last year interim period ended 30 September.

For the first half of the year ended 30 June 2003, the Group's unaudited consolidated accounts showed a turnover of HK$1,529,057,000 (30 September 2002: HK$1,621,170,000) representing a decrease of 5.68% when compared with the first half of last year. Net profit attributable to shareholders amounted to HK$92,168,000 (30 September 2002: HK$92,057,000) showing a slight increase of 0.12% when compared with the first half of last year.

1. Retail Operations

In the Mainland, the Group had the largest number of directly managed stores and had the most extensive network coverage among foreign retailers. Its sales volume among all single brands might also be the biggest. Although the market was very competitive, Jeanswest's business was still very strong due to the popularity of its brand name. Same store growth was impressive in the first quarter. However the outbreak of SARS in mid April adversely affected the retail activities and our sales registered a decrease of 10% and 15% respectively in April and May. Our Management took timely remedial measures and managed



to control effectively the inventory level. During the SARS period, the Management took all possible hygiene measures to keep our shops clean and our staff healthy. Operation costs were trimmed to make preparations for the future advancement of our business after the subsidence of SARS. Right after SARS was contained in June, same store sales resumed positive growth. In the first half of the year under review, double-digit growth in sales was registered when compared with the same period of previous year.

Although Australia was not hit by SARS, the global economic slowdown turned the retail conditions there to merely stable. The Australian operation still made stable contributions to the Group, though the turnover was lesser than that of the last interim period due to the disposal of the New Zealand operation. The Management strived for further improvement in efficiency along the supply chain and in the management of inventory so as to expedite the stock turnover rate and to enhance the flexibility in product mix to keep in line with market changes. The Group also capitalized on the stronger purchasing power arising from the recent appreciation of Australian dollars to improve the quality of our products so as to further raise our brand image.

At the beginning of the year, the Group entered into a joint venture with Quiksilver, Inc., a US listed company, to enter into the apparel markets in Mainland China, Hong Kong and Macau. This venture is in line with the Group's strategy to enlarge customer base and market share. SARS did cause certain delay in the initial preparation process but had not affected the project as a whole.

As at 30 June 2003, the total number of shops in our network was 839 (30 September 2002: 734 shops). There were 663 shops (30 September 2002: 565 shops) in the PRC, and 176 shops in Australia (30 September 2002: 169 shops). During the period, the total turnover of our retail business grew to HK$831,244,000 (30 September 2002: HK$799,082,000) showing an increase of 4.02% when compared with last year.



2. Export business

In the first half of the financial year under review, the economy and the capital investment in North America were adversely affected by the Iraqi war. The unemployment was high. The US dollar was weak. The low US Federal Reserve interest rate meant to boost the economy did not take effect in time to turn around the economy. The risk of deflation was till there. Performances of retailers were mixed. Generally, the retailers were very cautious in their purchases. Our export business experienced pricing pressure.

The Management had streamlined the work process and enforced a series of cost saving measures in the past few years. The benefit from which plus the increase of non-quota export successfully mitigated most of the abovementioned adverse impacts. Due to seasonal factor the total export turnover for the first half year ended 30 June 2003 was HK$584,376,000 (30 September 2002: HK$693,550,000) showing a drop of 15.74% when compared with the period from April to September last year.

3. Financial Position

The Group's financial position kept improving during the period under review. Both net cash in hand and inventory were at very healthy level at the period end.

During the period, the Group entered into foreign currency forward contracts to hedge the currency risk in Australian dollars. The Group's contingent liabilities mainly comprised of export bills discounted with recourse. As at 30 June 2003, the said contingent liabilities were HK$30,310,000 (30 September 2002: HK$15,457,000).


EANSWEST · 真維斯

4. Human Resources

As at 30 June 2003, the Group's total number of employees was about 26,000. The Group offers a competitive remuneration package to its employees. In addition, bonus and share options may be granted to employees based on the Group's performance and individual performance.

PROSPECTS

The present status of the Iraqi War has taken away most of the uncertainties. Crude oil price is likely to stabilize at a lower level. The US economy is also expected to improve in the second half of the year. Recently the turnover in equity markets increased and retail sentiment appeared to improve. We therefore anticipate to have a better export prospect. The Management still takes an optimistic but cautious approach to manage the Group's finance, and to strive for bigger market share in its core business in a prudent way.

Despite the SARS impact, the economy in Mainland China remains buoyant. The prospect of the retail sector looks promising. The Management will be more aggressive in expanding its retail operations. Apart from opening more flagship stores in prime locations in the first tier cities, the Management will also endeavour to make further improvement in product quality and mix so as to elevate the brand image and to gain a bigger market share.

The joint venture with Quiksilver, Inc. will speed up the process in opening stores in the PRC. There will first be 5 to 10 directly managed stores in the first tier cities such as Shanghai and Hong Kong. The Management is fairly optimistic about the prospect of this venture.

Should the economic conditions in the US improve in the second half of the year, the retail market in Australia will improve accordingly. The Management works diligently to improve the efficiency along the supply chain to strengthen our ability in prompt delivery in the export operations. We also aim for higher inventory turnover rate and better flexibility in adjusting product mix to meet with the ever-changing market.



BOARD OF DIRECTORS

Executive

Mr. Charles Yeung, J.P.	*(Chairman)*
Mr. Yeung Chun Fan	*(Vice-chairman)*
Mr. Yeung Chun Ho*	
Mr. Pau Sze Kee, Jackson	
Mr. Hui Chung Shing, Herman	
Ms. Cheung Wai Yee	

Independent non-executive

Mr. Wong Man Kong, Peter, J.P.
Mr. Lau Hon Chuen, G.B.S., J.P.

COMPANY SECRETARY

Mr. Liu Cheung Yuen

DIRECTOR'S INTERESTS IN SECURITIES

As at 30 June 2003, the interests or short positions of the Directors in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register kept by the Company under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Rules


JEANSWEST · 真維斯

Governing the Listing of Securities on the Stock Exchange ("Listing Rules") were as follows:

Name of director	Number of shares held Personal interests	 Family interests	 Corporate interests	 Other interests	Total	Percentage of shareholding (%)
Mr. Charles Yeung, J.P.	-	-	628,494,000 *(note 1)*	-	628,494,000	62.813
Mr. Yeung Chun Fan	-	6,730,000 *(note 3)*	628,494,000 *(note 1)*	-	635,224,000	63.485
Mr. Yeung Chun Ho	-	-	32,430,000 *(note 2)*	-	32,430,000	3.241
Mr. Pau Sze Kee, Jackson	9,370,000	-	-	-	9,370,000	0.936
Mr. Hui Chung Shing, Herman	6,250,000	-	-	-	6,250,000	0.625
Ms. Cheung Wai Yee	6,730,000 *(note 3)*	628,494,000 *(note 3)*	-	-	635,224,000	63.485
Mr. Lau Hon Chuen, G.B.S., J.P.	956,000	-	-	-	956,000	0.096

Notes:

1. 394,954,000 shares were held by Glorious Sun Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Mr. Charles Yeung, J.P. and as to 48.066% by Mr. Yeung Chun Fan) and 233,540,000 shares were held by Advancetex Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Mr. Charles Yeung, J.P. and as to 48.066% by Mr. Yeung Chun Fan).

2. 32,430,000 shares were held by Unicom Consultants Limited, a company wholly owned by Mr. Yeung Chun Ho.

3. Ms. Cheung Wai Yee is the spouse of Mr. Yeung Chun Fan. 6,730,000 shares related to the same block of shares held by Ms. Cheung Wai Yee and 628,494,000 shares related to the same block of shares held by two companies controlled by Mr. Yeung Chun Fan.

4. Details of the interests of Directors of the Company in the underlying shares in respect of options granted to them pursuant to the share option scheme adopted by the Company are stated in the section headed "Share Option Scheme" below.

5. Interests in the shares and underlying shares in respect of share options are long position.

Save as disclosed above, as at 30 June 2003, none of the Directors had any interests or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations, within the meaning of Part XV of the SFO, as recorded in the register kept by the Company under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SHARE OPTION SCHEME

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include the executive Directors and other full-time employees of the Group. The Scheme became effective on 2 September 1996 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. As at 30 June 2003, the number of shares issuable under share options granted under the Scheme was 77,590,000, which represented approximately 7.754% of the Company's shares in issue as at that date. The maximum number of shares issuable under share options to each eligible participant in the Scheme is limited to 2.5% of the shares of the Company in issue at any time.

The offer of a grant of share options may be accepted within 28 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the Directors, and commences after a certain vesting period and ends on a date which is not later than 10 years from the date of the offer of the share options.

The subscription price of the share options is determinable by the Directors, but may not be less than the higher of (i) 80% of the average closing price of the ordinary shares of the Company on the Stock Exchange for the five trading days immediately preceding the date of the offer; and (ii) the nominal value of the ordinary shares of the Company.


JEANSWEST 真維斯

The following share options granted under the Scheme were outstanding during the period:

	Number of shares in respect of options					Share options		
		During the period						
Name or category of participant	As at 1 January 2003 '000	Exercised '000	Lapsed '000	Cancelled '000	As at 30 June 2003 '000	Date of grant *	Subscription Price ** HK$	Exercised period
Directors								
Yeung Chun Fan	5,940	-	-	-	5,940	31/10/1997	1.800	31/10/1997 to 30/10/2007
Yeung Chun Ho	10,000	-	-	-	10,000	31/10/1997	1.800	31/10/1997 to 30/10/2007
Pau Sze Kee, Jackson	2,962	-	-	-	2,962	30/08/1997	2.564	16/09/1997 to 29/08/2007
	7,000	-	-	-	7,000	31/10/1997	1.800	31/10/1997 to 30/10/2007
Hui Chung Shing, Herman	10,000	-	-	-	10,000	31/10/1997	1.800	31/10/1997 to 30/10/2007
Cheung Wai Yee	2,404	-	-	-	2,404	30/08/1997	2.564	16/09/1997 to 29/08/2007
	7,494	-	-	-	7,494	31/10/1997	1.800	31/10/1997 to 30/10/2007
	45,800	-	-	-	45,800			
Other employees in aggregate	15,250	-	(1,550)	(1,850)	11,850	16/06/1997	2.876	15/06/2000 to 14/06/2007
	13,320	-	(36)	-	13,284	30/08/1997	2.564	16/09/1997 to 29/08/2007
	6,656	-	-	-	6,656	31/10/1997	1.800	31/10/1997 to 30/10/2007
	81,026	-	(1,586)	(1,850)	77,590			



No theoretical value of share options is disclosed as no share options were granted during the period.

* The vesting period of the share options is from the date of the grant until the commencement of the exercise period.

** The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time when the options are exercised, and no charge is recorded in the profit and loss account or balance sheet for their cost. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional issued share capital at the nominal value of the shares, and the excess of the subscription price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date are deleted from the register of outstanding options.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2003, the register kept by the Company under Section 336 of the SFO showed that the following shareholders (other than Directors of the Company) had an interest or a short position in the shares or underlying shares of the Company:

Name of shareholder	Number of shares held	Percentage of issued share capital (%)
Glorious Sun Holdings (BVI) Limited	394,954,000	39.472
Advancetex Holdings (BVI) Limited	233,540,000	23.340



Save as disclosed above, no other parties (other than Directors of the Company) were recorded in the register as having an interest or a short position in the shares or underlying shares of the Company as at 30 June 2003.

CODE OF BEST PRACTICE

Except that the independent non-executive Directors have no fixed terms of appointment and are subject to retirement by rotation in accordance with the bye-laws of the Company, the Directors are not aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2003, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

AUDIT COMMITTEE

The Company's audit committee is composed of two independent non-executive Directors of the Company, Mr. Wong Man Kong, Peter, J.P. and Mr. Lau Hon Chuen, G.B.S., J.P. The audit committee has reviewed the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim condensed consolidated accounts for the six months ended 30 June 2003.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2003.

By Order of the Board
Charles Yeung, J.P.
Chairman

Hong Kong, 4 September 2003




JEANS
WEST
JEANS
WEST


JEANSWEST
ARMY


Jeanswest

旭 日 企 業 有 限 公 司

（於百慕達註冊成立之有限公司）

2003年中期業績報告






JEANSWEST · 真維斯

中期業績

旭日企業有限公司（「本公司」）董事局欣然宣佈，本公司及其附屬公司（「本集團」）截至二零零三年六月三十日止六個月之未經審核合併業績，及截至二零零二年九月三十日止六個月之比較數字如下：

簡明合併損益表

	附註	截至二零零三年六月三十日止六個月（未經審核）*港幣千元*	截至二零零二年九月三十日止六個月（未經審核）*港幣千元*
營業額	*(2)*	**1,529,057**	1,621,170
銷售成本		**(883,076)**	(944,193)
毛利		**645,981**	676,977
其他收入及收益		**41,507**	46,844
銷售及分銷成本		**(296,135)**	(326,341)
行政費用		**(225,025)**	(224,198)
其他經營費用		**(13,424)**	(12,584)
出售附屬公司之虧損		**-**	(513)
經營業務溢利	*(2)及(3)*	**152,904**	160,185
融資成本		**(10,317)**	(13,304)
應佔溢利及虧損：			
共同控制公司		**3,306**	1,085
聯營公司		**28,824**	19,809
除稅前溢利		**174,717**	167,775
稅項	*(4)*	**(31,731)**	(17,630)
未計少數股東權益前溢利		**142,986**	150,145
少數股東權益		**(50,818)**	(58,088)
股東應佔經常業務純利		**92,168**	92,057
中期股息		**27,016**	27,016
		港仙	*港仙*
每股盈利			
基本	*(5a)*	**9.21**	9.20
攤薄後	*(5b)*	不適用	不適用



簡明合併資產負債表

	附註	二零零三年六月三十日 (未經審核) 港幣千元	二零零二年十二月三十一日 (經審核) 港幣千元
非流動資產			
固定資產		**497,874**	483,671
投資物業		**1,650**	1,650
其他非流動資產		**107,835**	90,761
		607,359	576,082
流動資產			
存貨		**489,611**	526,469
應收賬款及票據	(6)	**348,051**	382,303
預付款、按金及其他應收賬款		**211,263**	166,122
已抵押銀行存款		**57,967**	41,706
現金及銀行結餘		**928,464**	881,532
		2,035,356	1,998,132
流動負債			
應付賬款及票據	(7)	**301,286**	374,832
應付稅款		**68,875**	59,999
其他應付賬款及應付費用		**532,249**	455,082
應付股息		**27,016**	-
計息銀行貸款及其他借款		**186,724**	202,952
		1,116,150	1,092,865
流動資產淨值		**919,206**	905,267
總資產減流動負債		**1,526,565**	1,481,349
非流動負債			
計息銀行貸款及其他借款		**54,642**	61,257
少數股東長期貸款		**9,400**	9,400
遞延稅項		**1,750**	2,019
		65,792	72,676
少數股東權益		**208,558**	157,649
		1,252,215	1,251,024
股本及儲備			
已發行股本		**100,058**	100,058
儲備		**1,152,157**	1,075,922
擬派末期股息		**-**	75,044
		1,252,215	1,251,024


EANSWEST · 真維斯

簡明合併現金流量表

	截至二零零三年六月三十日止六個月（未經審核）*港幣千元*	截至二零零二年九月三十日止六個月（未經審核）*港幣千元*
經營活動現金流入淨額	**221,986**	254,706
投資活動現金流出淨額	**(76,268)**	(45,834)
融資活動現金流出淨額	**(95,545)**	(276,097)
現金及現金等額之淨增加／（減少）	**50,173**	(67,225)
期初現金及現金等額	**848,991**	813,773
外幣匯率變動之淨影響	**3,233**	986
期末現金及現金等額	**902,397**	747,534
現金及現金等額結存分析		
現金及銀行結存	**928,464**	797,826
銀行透支	**(26,067)**	(50,292)
	902,397	747,534



簡明合併股東資金變動表

	截至 二零零三年 六月三十日 止六個月 (未經審核) *港幣千元*	截至 二零零二年 九月三十日 止六個月 (未經審核) *港幣千元*
期初股東權益總額	**1,251,024**	1,223,396
未反映在合併損益賬內之淨收益 －換算海外公司財務報表之滙兌差異	**11,083**	1,228
出售附屬公司時變現之匯兌虧損	**-**	856
股東應佔經常業務純利	**92,168**	92,057
已付末期股息	**(75,044)**	(75,044)
中期股息	**(27,016)**	(27,016)
期末股東權益總額	**1,252,215**	1,215,477


JEANSWEST · 真維斯

簡明合併財務報表附註

(1) 主要會計政策及編製基準

本中期合併財務報表乃按照香港會計師公會頒佈之香港會計實務準則第25號「中期財務報告」之規定而編製。

截至二零零三年六月三十日止六個月的中期合併財務報表為未經審核，惟已由本公司的審核委員會審閱。

除採納由二零零三年一月一日或以後會計期間生效之經修訂會計實務準則第12號「所得稅」外，本中期財務報表採用之會計政策及編製基準與編製自二零零二年四月一日至二零零二年十二月三十一日止九個月之已審核財務報表相同。此項會計政策的變動對本集團本期或上期之業績及資產淨值並無重大影響。

於二零零二年間，本公司董事局議決更改本公司之會計年度結算日，由三月三十一日更改為十二月三十一日，以便配合編製本公司的合併賬目。因此，本期之簡明合併損益表涵蓋自二零零三年一月一日至二零零三年六月三十日止六個月期間。相應簡明合併損益表及相關附註呈列之比較金額涵蓋自二零零二年四月一日至二零零二年九月三十日止六個月期間。

(2) 分類資料

(a) 業務分類

	零售業務		出口業務		其他業務		合併	
	截至二零零三年六月三十日止六個月(未經審核)港幣千元	截至二零零二年九月三十日止六個月(未經審核)港幣千元	截至二零零三年六月三十日止六個月(未經審核)港幣千元	截至二零零二年九月三十日止六個月(未經審核)港幣千元	截至二零零三年六月三十日止六個月(未經審核)港幣千元	截至二零零二年九月三十日止六個月(未經審核)港幣千元	截至二零零三年六月三十日止六個月(未經審核)港幣千元	截至二零零二年九月三十日止六個月(未經審核)港幣千元
分類收入:								
向外間顧客銷貨	**831,244**	799,082	**584,376**	693,550	**113,437**	128,538	**1,529,057**	1,621,170
其他收入及收益	**11,039**	2,424	**10,543**	16,302	**14,030**	21,311	**35,612**	40,037
總收入	**842,283**	801,506	**594,919**	709,852	**127,467**	149,849	**1,564,669**	1,661,207
分類業績	**70,634**	60,561	**60,910**	74,441	**28,543**	30,923	**160,087**	165,925
利息收入及未分配盈利							**5,895**	6,803
未分配費用							**(13,078)**	(12,543)
經營業務溢利							**152,904**	160,185
融資成本							**(10,317)**	(13,304)
應佔溢利及虧損:								
共同控制公司	**-**	-	**501**	603	**2,805**	482	**3,306**	1,085
聯營公司	**-**	-	**28,824**	19,809	**-**	-	**28,824**	19,809
除稅前溢利							**174,717**	167,775
稅項							**(31,731)**	(17,630)
未計少數股東權益前溢利							**142,986**	150,145
少數股東權益							**(50,818)**	(58,088)
股東應佔經常業務純利							**92,168**	92,057


JEANSWEST · 真維斯

(2) **分類資料**(*續*)

(b) *地區分類*

截至二零零三年六月三十日止六個月(未經審核)

	中國內地	香港	美國	澳洲及紐西蘭	加拿大	其他	合併
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
分類收入:							
向外間顧客銷貨	**597,709**	**78,930**	**489,631**	**262,829**	**33,408**	**66,550**	**1,529,057**

截至二零零二年九月三十日止六個月(未經審核)

	中國內地	香港	美國	澳洲及紐西蘭	加拿大	其他	合併
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
分類收入:							
向外間顧客銷貨	555,015	80,094	603,952	280,907	33,928	67,274	1,621,170

(3) **經營業務溢利**

經營業務溢利已扣除折舊51,578,000港元(二零零二年:56,277,000港元)。

(4) 稅項

香港利得稅乃根據本期間之估計應課稅溢利按稅率17.5%(二零零二年：16%)作出撥備。其他地區之稅項則根據本集團經營業務所在國家之現有法律、詮釋及常規，按其現行稅率計算。

	截至二零零三年六月三十日止六個月(未經審核) *港幣千元*	截至二零零二年九月三十日止六個月(未經審核) *港幣千元*
本公司及附屬公司：		
香港	**6,114**	9,024
其他地區	**14,760**	1,837
遞延稅項	**(269)**	1,326
	20,605	12,187
應佔稅項：		
共同控制公司	**87**	-
聯營公司	**11,039**	5,443
	11,126	5,443
期內稅項支出	**31,731**	17,630

(5) 每股盈利

(a) 每股基本盈利

每股基本盈利乃根據截至二零零三年六月三十日止六個月之股東應佔純利92,168,000港元(二零零二年：92,057,000港元)及期內已發行之股份1,000,584,000股(二零零二年：1,000,584,000股)計算。

(b) 每股攤薄盈利

由於截至二零零三年六月三十日止六個月及二零零二年九月三十日止六個月期間內，本公司尚未行使購股權之認購價分別高於該兩段期間的平均市場價，故每股基本盈利並沒有被攤薄。因此該兩個期間的每股攤薄盈利沒有披露。


EANSWEST · 真維斯

(6) 應收賬款及票據

應收賬款及票據包括應收貿易賬款共116,220,000港元(二零零二年十二月三十一日：169,531,000港元)，按賬齡分析如下：

	二零零三年 六月三十日 (未經審核) *港幣千元*	二零零二年 十二月三十一日 (經審核) *港幣千元*
少於四個月	**89,861**	132,774
四至六個月	**12,277**	21,480
超過六個月	**14,082**	15,277
	116,220	169,531

大部份的結餘是按信用狀(即期或遠期)收款。

(7) 應付賬款及票據

應付賬款及票據包括應付貿易賬款共195,052,000港元(二零零二年十二月三十一日：241,741,000港元)，按賬齡分析如下：

	二零零三年 六月三十日 (未經審核) *港幣千元*	二零零二年 十二月三十一日 (經審核) *港幣千元*
少於四個月	**174,232**	208,189
四至六個月	**10,768**	18,896
超過六個月	**10,052**	14,656
	195,052	241,741

(8) 比較數字

部份比較數字已重新分類，以符合本期之呈報方式。


JEANSWEST・真維斯

中期股息

董事局議決派發截至二零零三年六月三十日止六個月中期股息每股2.70港仙(二零零二年:2.70港仙)予二零零三年九月二十三日(星期二)營業時間結束時名列本公司股東名冊之股東。中期股息之付款支票預期將約於二零零三年九月二十六日(星期五)郵寄予各股東。

暫停辦理股份過戶登記

本公司將由二零零三年九月十九日(星期五)至二零零三年九月二十三日(星期二)止(首尾兩天包括在內)暫停辦理股份過戶登記手續。為獲派發上述中期股息,所有股份過戶文件連同有關股票必須於二零零三年九月十八日(星期四)下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司(本公司在香港之股份過戶登記處)登記。

業務回顧

二零零三年一月至六月的上半年度,營商環境先後受到美、伊戰爭及「非典」疫症所影響。幸好美、伊戰爭能夠迅速結束而「非典」亦因各方悉力防治下,在較短期間內得以平息。疫情在六月初已漸次受控;國內經濟增長動力隨即重拾升軌。集團國內零售業務在六月份起已回復正增長。雖然四、五月的業績受到影響,但在各同事悉力應變下,上半年度的中國零售業績仍勝於去年。澳洲零售業務雖然在全球經濟放緩的影響下,也能保持平穩的表現。年初集團與美國上市公司Quiksilver, Inc.達成協議,合組聯營企業進軍中國成衣零售市場。時下美國青年服裝以街頭文化為主流,Quiksilver, Inc.旗下之Quiksilver、Roxy及Hawk分別是青年男、女及童裝潮流之表






JEANSWEST · 真維斯

表者，最為突出及深受青少年喜愛。在中國真維斯牌子是休閒服領導者，集團現時的其中一項發展計劃是將街頭文化及Hip Hop服裝推廣至國內及香港之零售市場。與Quiksilver, Inc.合作的公司，獨家擁有全部Quiksilver世界名牌在中國各省、市和地區，包括香港和澳門特區的權力，拓展零售業務。

期內集團財政狀況十分穩固，二零零三年六月三十日，集團持有淨現金上升至745,065,000港元（二零零二年九月三十日：587,073,000港元）。由於將會計年度的年結日從每年三月三十一日改至十二月三十一日，故此回顧期內的業績數據亦較難與去年四至九月作一公允的比較。

據未經審核的合併財務報表，截至二零零三年六月三十日止的上半年度，營業額錄得1,529,057,000港元（二零零二年九月三十日：1,621,170,000港元），與去年中期營業額相比下降5.68%；股東應佔純利為92,168,000港元（二零零二年九月三十日：92,057,000港元），與去年中期利潤相比微升0.12%。

（一）零售業務

集團以真維斯品牌擁有外商在內地最多直接管理的店舖、幅蓋最廣的零售網絡。以單一品牌銷售總額計算，亦是全國最高，雖然內地零售市場競爭十分熾熱，但因真維斯已是家傳戶曉的馳名品牌，其銷售增長勢頭依然強勁。在第一季度，同店舖銷售額比去年同期有大幅度的增長。惜四月和五月的業務受「非典」的影響，零售活動驟然受壓，四月及五月份銷售額同比去年下挫10%至



15%，有幸管理層能立即落實應變措施，全力控制庫存，加強店舖環境衛生管理及嚴格執行員工健康措施，並力行節約開支，為疫情過後拓展銷售安排部署。故踏入六月，當「非典」開始受控後，同店舖銷售額即回復正增長。在回顧上半年度，國內的零售總額相比去年同期仍保持雙位數的增長。

澳洲經濟雖未受「非典」沖擊，卻受到全球經濟放緩所影響，故零售表現只能保持平穩。由於集團已將紐西蘭零售業務出售，導致營業總額較去年上半年略低，但整體業務則繼續為集團貢獻穩定的溢利。為了進一步提高營運效益，管理層加強採購及庫存管理，使貨品流轉加快，從而減低庫存風險及使貨品組合更能因應市場之變化而調整。澳元匯價上升有利採購，集團利用這機緣，將貨品的質量提高，以進一步改善品牌的形像。

集團在年初與擁有世界著名品牌Quiksilver的美國上市公司Quiksilver, Inc.合組聯營企業，開拓中國內地及香港、澳門服裝零售市場，以落實集團在中國發展多品牌，從而擴大顧客群，增大所佔市場份額的策略行動。「非典」雖使開店的前期工作有所延誤，但對整個合作項目並無影響。

截至二零零三年六月三十日止的上半年度，集團零售網絡有店舖839間（二零零二年九月三十日：734間）；中國零售店舖有663間（二零零二年九月三十日：565間）；在澳洲Jeanswest的店舖合共有176間（二零零二年九月三十日：169間）。期內合共錄得營業額達831,244,000港元（二零零二年九月三十日：799,082,000港元），對比去年四至九月上升了4.02%。

（二）出口業務

在回顧的上半年度內，北美經濟受到美、伊戰爭所影響，企業投資萎縮，失業率高企，美元匯價疲軟，美國聯邦儲備局利率創多年來的新低，用以刺激經濟復甦，但預期效果未能立刻顯現，經濟活力有待增強，通縮危機暫未消除，零售商表現參差。整體上零售商在採購方面十分審慎。集團出口業務因之而有價格下調之壓力。

幸而集團在近年努力深化一連串流程精簡及成本節約的措施，其效益已漸次浮現。此外，集團亦增加了「非配額」產品的出口，故能抵消了大部份的價格下調壓力。由於季節性影響，截至今年六月三十日止的上半年度，出口總額錄得584,376,000港元（二零零二年九月三十日：693,550,000港元），與去年四至九月比較，下跌15.74%。

（三）財務狀況

本集團的財務狀況日益健康。正如前文所述，淨現金額及存貨水平均於本回顧期內繼續趨向更好方面發展。

在回顧期內，本集團亦有訂立外匯期貨合約，用以減低澳元收入之匯兑風險。至於本集團的或然負債仍以貼現可追溯之出口票據為主，於二零零三年六月三十日，該項或然負債是30,310,000港元（二零零二年九月三十日：15,457,000港元）。


JEANSWEST · 真維斯

（四）人力資源

於二零零三年六月三十日，本集團之僱員總數約26,000人。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予花紅及購股權。

業務展望

隨著美、伊戰爭漸成過去，消除了大部份不明朗因素，原油價格亦可望漸次下降，使人憧憬美國經濟可以在下半年內有所改善。近期股市交投活躍，零售市道已見改善，出口業務的前景亦應隨之而好轉。管理層抱審慎而樂觀態度，繼續謹慎理財及專注核心業務，致力擴大市場佔有率。

國內零售業雖曾受「非典」的打擊，但經濟增長走勢依然強勁，使人樂觀。管理層繼續以較進取的策略以發展內地的零售業務。除努力在一線城市的黃金地段增添龍頭舖外，亦堅持繼續改善產品質量與組合，提高品牌形象及擴大所佔的市場份額。

與Quiksilver, Inc.合作在中國開拓品牌服裝零售業務，亦正加快進行。計劃首先會在上海及香港等一線城市開設5至10間自營店。近年美國流行的街頭文化衣飾在國內正在開始，管理層對此新開拓的業務抱有厚望。

如美國經濟在下半年復甦，澳洲零售市道亦可望有較佳的表現。管理層正全力提高供應鍊上各環節的效率，以增強快速生產的出口能力，並同時加快零售存貨的流轉率，使管理層在調整貨品組合上能更具彈性，以適應市場的變化。


EANSWEST · 真維斯

董事局

執行董事

楊釗太平紳士　　*(董事長)*
楊勳先生　　*(副董事長)*
楊浩先生
鮑仕基先生
許宗盛先生
張慧儀女士

獨立非執行董事

王敏剛太平紳士
劉漢銓　金紫荊星章，太平紳士

公司秘書

廖祥源先生

董事之證券權益

於二零零三年六月三十日，根據本公司按證券及期貨條例（「證券及期貨條例」）第三百五十二條所置存之登記冊所載，本公司董事持有本公司或其任何聯繫公司（證券及期貨條例第XV部界定）之股份、相關股份及債權之權益或淡倉；或根據香港聯合



交易所有限公司(「聯交所」)證券上市規則(「上市規則」)上市公司董事進行證券交易的標準守則(「標準守則」)必須知會本公司及聯交所之權益或淡倉如下：

董事姓名	所持股份數目 個人權益	家族權益	公司權益	其他權益	合計	佔股權之百分比 (%)
楊釗太平紳士	-	-	628,494,000 *(註1)*	-	628,494,000	62.813
楊勳先生	-	6,730,000 *(註3)*	628,494,000 *(註1)*	-	635,224,000	63.485
楊浩先生	-	-	32,430,000 *(註2)*	-	32,430,000	3.241
鮑仕基先生	9,370,000	-	-	-	9,370,000	0.936
許宗盛先生	6,250,000	-	-	-	6,250,000	0.625
張慧儀女士	6,730,000 *(註3)*	628,494,000 *(註3)*	-	-	635,224,000	63.485
劉漢銓 金紫荊星章，太平紳士	956,000	-	-	-	956,000	0.096

註：

1. 394,954,000股股份是由Glorious Sun Holdings (BVI) Limited 持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934% 及48.066%)；233,540,000股股份由Advancetex Holdings (BVI) Limited 持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934% 及48.066%)。
2. 32,430,000股股份是由Unicom Consultants Limited 持有(該公司為楊浩先生全資擁有)。
3. 張慧儀女士為楊勳先生之配偶。6,730,000股股份實指同為張慧儀女士所持之權益；而628,494,000股股份實指同為楊勳先生控制之兩間公司所持之權益。
4. 有關董事擁有本公司之相關股份之購股權(按本公司採納之購股權計劃而授出)權益詳情，載列於以下「購股權計劃」部份。
5. 股份之權益及有關購股權之相關股份權益均為好倉。



除上文披露外，於二零零三年六月三十日，根據本公司按證券及期貨條例第三百五十二條所置存之登記冊所載，本公司董事概無於本公司或其任何聯繫公司（按證券及期貨條例第XV部界定）之股份、相關股份或債權中持有任何權益或淡倉；或根據標準守則必須知會本公司及聯交所之權益或淡倉。

購股權計劃

本公司採用之購股權計劃（「計劃」），旨在為對本集團業務成就作出貢獻之合資格參與者提供激勵及獎賞。計劃之合資格參與者包括本集團之執行董事及全職僱員。計劃於一九九六年九月二日生效，除非另行註銷或修訂，否則計劃將於該日起計十年內仍然有效。

根據計劃，現時可授出之尚未行使購股權數目最多可相等於其獲行使時佔本公司任何時間之已發行股份之10%。於二零零三年六月三十日，根據計劃已授出之購股權可發行之股份數目為77,590,000股，佔於該日之本公司已發行股份約7.754%。根據計劃向各參與者授出之購股權可發行之股份數目最多佔本公司任何時間之已發行股份之2.5%。

提呈授出之購股權可於提呈日期起計28日內接納，而獲授人須支付合共港幣1元之象徵式代價。所授出之購股權之行使期由董事會釐定，並由若干歸屬期後開始，而屆滿日期不得遲於提呈購股權日期起計十年。

購股權之認購價由董事會釐定，但不可低於下列兩者中以較高者：(i)本公司普通股於緊接提呈日期前五個交易日在香港聯合交易所有限公司（「聯交所」）之平均收市價之80%；及(ii)本公司普通股之面值。


JEANSWEST・真維斯

截至二零零三年六月三十日期間內根據計劃授出而尚未行使之購股權如下：

參與者 姓名或類別	購股權數目 於 二零零三年 一月一日 '000	年內 行使 '000	年內 失效 '000	年內 取消 '000	於 二零零三年 六月三十日 '000	購股權 授出日期*	認購價** 港幣元	行使期間
董事								
楊勳先生	5,940	-	-	-	5,940	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
楊浩先生	10,000	-	-	-	10,000	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
鮑仕基先生	2,962	-	-	-	2,962	一九九七年八月三十日	2.564	一九九七年九月十六日至二零零七年八月二十九日
	7,000	-	-	-	7,000	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
許宗盛先生	10,000	-	-	-	10,000	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
張慧儀女士	2,404	-	-	-	2,404	一九九七年八月三十日	2.564	一九九七年九月十六日至二零零七年八月二十九日
	7,494	-	-	-	7,494	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
	45,800	-	-	-	45,800			
其他僱員總計	15,250	-	(1,550)	(1,850)	11,850	一九九七年六月十六日	2.876	二零零零年六月十五日至二零零七年六月十四日
	13,320	-	(36)	-	13,284	一九九七年八月三十日	2.564	一九九七年九月十六日至二零零七年八月二十九日
	6,656	-	-	-	6,656	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
	81,026	-	(1,586)	(1,850)	77,590			



由於期內並無授出任何購股權，故未有購股權預期價值披露。

*　購股權之歸屬期由授出日期起直至行使期開始為止。

**　購股權之認購價須就供股或發行紅股或本公司股本之其他類似變動而作出調整。

除非所授出之購股權獲行使，否則有關購股權之財務影響不會記錄於本公司或本集團之資產負債表，而有關購股權之成本亦不會於損益表或資產負債表內扣除。於購股權行使時，因此發行之股份乃由本公司按股份面值入賬列作額外股本，而每股認購價超逾股份面值之數額乃由本公司列入股份溢價賬。於行使日期前註銷之購股權將從尚未行使購股權登記冊內刪除。

主要股東

於二零零三年六月三十日，根據本公司按證券及期貨條例第三百三十六條所置存之登記冊內所載，下列主要股東(本公司董事除外)擁有本公司股份或相關股份之權益或淡倉：

股東名稱	所持股份數目	佔已發行股本百分比 (%)
Glorious Sun Holdings (BVI) Limited	394,954,000	39.472
Advancetex Holdings (BVI) Limited	233,540,000	23.340



除上文披露者外，根據本公司按證券及期貨條例第三百三十六條所置存之登記冊所載，概無其他人士(本公司董事除外)於二零零三年六月三十日擁有本公司股份或相關股份之權益或淡倉。

最佳應用守則

除了獨立非執行董事並無固定任期，且須根據本公司之公司細則輪值退任外，各董事概無知悉任何資料，足以合理地顯示本公司現時或截至二零零三年六月三十日止六個月內之任何時間，未有遵守聯交所上市規則附錄十四所列載之最佳應用守則。

審核委員會

本公司之審核委員會由本公司之獨立非執行董事王敏剛太平紳士及劉漢銓金紫荊星章，太平紳士組成。審核委員會已審閱本集團所採納之會計原則及慣例，並已商討有關內部控制及財務報告事宜，包括審閱截至二零零三年六月三十日止六個月之未經審核中期簡明綜合賬目。

購買、出售或贖回本公司之上市證券

於截至二零零三年六月三十日止六個月內，本集團概無購買、出售或贖回本公司之上市證券。

承董事局命
楊釗太平紳士
董事長

香港，二零零三年九月四日